EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Profit of consolidated companies	$115	$104	$232	$205

Add:
Provision for income taxes	49	44	99	88

Profit before income taxes	$164	$148	$331	$293

Fixed charges:
Interest expense	$168	$152	$330	$307
Rentals at computed interest*	2	2	3	3

Total fixed charges	$170	$154	$333	$310

Profit before income taxes plus fixed charges	$334	$302	$664	$603

Ratio of profit before income taxes plus fixed charges to fixed charges	1.96	1.96	1.99	1.95

*Those portions of rent expense that are representative of interest cost.